AMENDMENT TO THE ADMINISTRATION AGREEMENT
This AMENDMENT (this “Amendment”) is made and entered into, as of this 22nd day of July, 2016, by and between Rydex Fund Services, LLC (“RFS” or the “Agent”) and Rydex ETF Trust (the “Trust” and together with RFS, the “parties”), on behalf of its various series as now in existence or as hereafter may from time to time be created (the “Investment Funds”).
WHEREAS, RFS and the Trust have entered into an Administration Agreement, dated June 10, 2013 (as the same may have been amended through the date hereof, the “Existing Agreement”), pursuant to which RFS has agreed to provide certain services to each of the Investment Funds;
WHEREAS, RFS is a party to service agreements (each, an “Other Agreement”) with Rydex Series Funds, Rydex Variable Trust and Rydex Dynamic Funds (each, an “Other Trust”) pursuant to which it performs fund administrative services for the series of each Other Trust;
WHEREAS, on the date of this Amendment, Mitsubishi UFJ Trust and Banking Corporation (“MUTB”) agreed to acquire RFS (the “Acquisition”);
WHEREAS, the Acquisition will be effective at 11:59 p.m. Eastern Time on the closing date thereof (the “Closing Time”); and
WHEREAS, the parties desire to amend the Existing Agreement as set forth below, such amendment to be effective as of 12:01 a.m. Eastern Time on the day immediately following the Closing Time (the “Effective Time”), as and to the extent set forth in this Amendment (the Existing Agreement, as amended by this Amendment and any other amendments following the Effective Time, the “Agreement”);
NOW THEREFORE, in consideration of the premises and the mutual agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

1.
Superseding Terms. Except as specifically set forth in this Amendment, as of the Effective Time, (a) the terms of this Amendment shall supersede any contrary terms of the Existing Agreement and (b) in the event of any inconsistency between this Amendment and the terms of the Existing Agreement, this Amendment shall control. Except as otherwise specifically set forth in this Amendment, the Existing Agreement shall remain in full force and effect in accordance with its terms.

2.	Fees; Expenses; Expense Reimbursement. Section 6 of the Agreement is hereby amended by adding the following paragraphs after the first full paragraph of Section 6:
The fees set forth in the Fee Schedule shall remain in effect until the last business day prior to the date that is three (3) years from the Effective Time (such period, the “First Period”) or such later time at which renegotiated fees are agreed upon if a request to negotiate is delivered (as described below). The fees set forth in the Fee Schedule shall not be subject to renegotiation or adjustment during the First Period.
With respect to the portion of the Initial Term (as that term is defined in Section 3 below) beginning upon the conclusion of the First Period, the fees set forth in the Fee Schedule shall be subject to renegotiation at the written request of the Trust delivered to the Agent at any time from 120 days prior to the conclusion of the First Period until the conclusion of the First Period. Any such renegotiation will be carried out by the parties in good faith, taking into account any reasonable supporting detail and documentation provided by either party, to the extent that similarly situated funds are receiving services that are substantially similar to those provided under the Agreement at fee levels materially lower than those paid by the Trust on behalf of each Investment Fund.
Any such renegotiated fees will take effect immediately upon such agreement and remain in effect for the remainder of the Initial Term. After the Initial Term, any further renegotiation of such renegotiated fees or of the fees set forth in the Fee Schedule, as applicable, shall be conducted by the parties in good faith.

3.	Term, Termination and Amendment.

a)	Section 11 of the Agreement is hereby amended by deleting paragraph (a) and inserting the following paragraphs in lieu thereof:
This Agreement shall become effective as of the date first written above. This Agreement shall continue in effect until the last business day prior to the date that is five (5) years from the Effective Time (the “Initial Term”) or its earlier termination in accordance with the terms of the Agreement. The term of the Agreement will then automatically be extended for a two-year period, unless either party provides written notice of non-renewal to the other party as described below. Thereafter, the term of the Agreement may be continued for successive one-year periods if specifically approved each year by the Board.
With respect to each term after the Initial Term, either party will provide the other party with written notice of its intent to not renew the terms of the Agreement at least 90 days prior to the date on which the then-current term would otherwise expire. For the avoidance of doubt, a party must provide the other party with written notice of its intent to not renew the term of the Agreement for the two-year period discussed above at least 90 days prior to the expiration of the Initial Term.

b)	Section 11 of the Agreement is hereby further amended by adding the following paragraph as the first paragraph of paragraph (b):
Termination of this Agreement with respect to any given Investment Fund shall in no way affect the continued validity of this Agreement with respect to any other Investment Fund; provided, however, the Trust may terminate this Agreement if (i) the Agent breaches this Agreement and such breach causes a material adverse effect on the Investment Funds managed by the Trust taken as a whole, provided that the Trust shall provide the Agent thirty (30) days’ written notice of such termination, or (ii) the Agent breaches an Other Agreement and such breach causes a material adverse effect on the Investment Funds managed by the Trust and each of the Other Trusts taken as a whole, provided that the Trust shall provide the Agent thirty (30) days’ written notice of such termination, or (iii) there is a material violation of law or material regulatory non-compliance by the Agent or its affiliates, or disqualification of the Agent or its affiliates that, in each case, has a material effect on the Trust and the Investment Funds, taken as a whole, provided that the Agent shall have sixty (60) days from delivery of written notice to cure such violation, non-compliance or disqualification.

c)	Section 11 of the Agreement is hereby further amended by adding the paragraph below as new paragraph (c):
Notwithstanding the foregoing, following any failure to renew, or termination of, this Agreement pursuant to the terms of the Agreement, in the event that the Agent in fact continues to perform any one or more of the services contemplated by this Agreement (or any Schedule or exhibit hereto) with the consent of the Trust, the provisions of this Agreement, including without limitation the then-applicable fees and the provisions dealing with indemnification, shall continue in full force and effect.

d)	Paragraph (c) of Section 11 of the Agreement is hereby designated as paragraph (e).

1.	Limitation of Liability.

a)
The paragraphs below are hereby added as a new Section 8 titled “Standard of Care; Uncontrollable Events; Limitation of Liability,” and all subsequent sections of the Agreement are hereby renumbered as appropriate.

The Agent shall provide the services contemplated under this Agreement in accordance with all applicable law and agrees to exercise reasonable professional care, prudence and diligence such as a prudent person providing administrative services to investment companies registered under the 1940 Act would exercise, but shall not be liable to the Trust (except as required by law) for any action taken or omitted by the Agent in the absence of (a) bad faith, willful misfeasance, or negligence in the performance of its duties or (b) reckless disregard by it of its obligations and duties under this Agreement. The duties of the Agent shall be confined to those expressly set forth herein, and no implied duties are assumed by or may be asserted against the Agent hereunder.
The Agent shall maintain adequate and reliable computer and other equipment necessary or appropriate to carry out its obligations under this Agreement. The Agent shall establish and maintain a disaster recovery and business continuity plan and back-up system satisfying the requirements of its regulators. Upon the Trust’s reasonable request, the Agent shall provide supplemental information concerning the aspects of its disaster recovery and business continuity plan that are relevant to the services provided hereunder. Notwithstanding the foregoing or any other provision of this Agreement, the Agent assumes no responsibility hereunder, and shall not be liable for, any damage, loss of data, delay or any other loss whatsoever caused by events beyond its reasonable control and which are not the result of its negligence, bad faith, willful misfeasance or reckless disregard of its obligations hereunder. Events beyond the Agent’s reasonable control include, without limitation, force majeure events. Force majeure events include natural disasters, actions or decrees of governmental bodies, and communication lines failures that are not the fault of either party. In the event of force majeure, computer or other equipment failures or other events beyond its reasonable control, the Agent shall follow applicable procedures in its disaster recovery and business continuity plan and use all commercially reasonable efforts to minimize any service interruption.
Notwithstanding anything in this Agreement to the contrary, in no event shall either party, or its affiliates or any of its or their directors, officers, employees, agents or subcontractors be liable for exemplary, punitive, special, incidental, indirect or consequential damages, or lost profits, each of which is hereby excluded by agreement of the parties regardless of whether such damages were foreseeable or whether either party or any entity has been advised of the possibility of such damages.
The Agent acknowledges and agrees that any obligations or liabilities of the Trust or any Investment Fund arising under this Agreement shall not be binding upon any of the shareholders, Trustees, officers, or employees of the Trust, as provided in the Trust’s Declaration and that, to the extent the Trust’s Trustees are regarded as entering into this Agreement, they do so only as trustees and not individually. The Agent further acknowledges and agrees that it shall look solely to the property of the applicable Investment Fund for the performance of any such obligation or liability.
Every reference to an Investment Fund will be deemed a reference solely to the particular Investment Fund. Under no circumstances shall the rights, obligations or remedies with respect to a particular Investment Fund constitute a right, obligation or remedy applicable to any other Investment Fund. Without limiting the scope of this paragraph, the Agent shall look only to the Investment Fund in respect to which it is making a claim and not to the property of any other Investment Fund, and the Agent shall not have any right to set off claims of an Investment Fund by applying amounts it claims from any other Investment Fund.

2.	Indemnification.

a)	The paragraphs below are hereby added as a new Section 9 titled “Indemnification,” and all subsequent sections of the Agreement are hereby renumbered as appropriate.
The Trust agrees to indemnify and hold harmless the Agent, its employees, agents, directors, officers and nominees from and against any and all claims, demands, actions and suits, and from and against any and all judgments, liabilities, losses, damages, costs, charges, reasonable counsel fees and other expenses of every nature and character arising out of or in any way relating to the Agent’s actions taken or omissions with respect to the performance of services under this Agreement or based, if applicable, upon reasonable reliance on information, records, instructions or requests given or made to the Agent by the Trust, the investment adviser, fund accountant or custodian thereof; provided that this indemnification shall not apply to any claim, demand, action or suit, or any judgment, liability, loss, damage, cost, charge, reasonable counsel fees and other expenses of every nature and character arising out of or in any way relating to actions or omissions of the Agent (i) taken outside the scope of this Agreement in any material respect, (ii) constituting a violation of applicable law or a material breach of this Agreement (including the standard of care provided for in Section 8), or (iii) for which the Agent is obligated to indemnify the Trust pursuant to the next succeeding paragraph.
The Trust and each Investment Fund shall not be responsible for, and the Agent shall indemnify, defend, and hold the Trust and each Investment Fund harmless from and against any and all claims, demands, actions and suits, and from and against any and all judgments, liabilities, losses, damages, costs, charges, reasonable counsel fees and other expenses of every nature and character arising out of or in any way relating to actions or omissions of the Agent, its employees, agents, directors, officers and nominees constituting (a) willful misfeasance, bad faith or negligence in the performance of its duties or (b) reckless disregard of its obligations and duties hereunder.
The indemnification rights hereunder shall include the right to reasonable advances of defense expenses in the event of any pending or threatened litigation with respect to which indemnification hereunder may ultimately be merited. In order that the indemnification provisions contained herein shall apply, however, it is understood that if in any case a party may be asked to indemnify or hold the other party harmless, the indemnifying party shall be fully and promptly advised of all pertinent facts concerning the situation in question, and it is further understood that the indemnified party will use all reasonable care to identify and notify the indemnifying party promptly concerning any situation which presents or appears likely to present the probability of such a claim for indemnification against the indemnifying party, but failure to do so in good faith shall not affect the rights hereunder except to the extent the indemnifying party is materially prejudiced thereby. As to any matter eligible for indemnification, an indemnified party shall act reasonably and in accordance with good faith business judgment and shall not effect any settlement or confess judgment without the consent of the indemnifying party, which consent shall not be unreasonably withheld or delayed.
The indemnifying party shall be entitled to participate at its own expense or, if it so elects, to assume the defense of any suit brought to enforce any claims subject to this indemnity provision. If the indemnifying party elects to assume the defense of any such claim, the defense shall be conducted by counsel chosen by it and reasonably satisfactory to the indemnified party, whose approval shall not be unreasonably withheld. In the event that the indemnifying party elects to assume the defense of any suit and retain counsel, the indemnified party shall bear the fees and expenses of any additional counsel retained by it. If the indemnifying party does not elect to assume the defense of suit, it will reimburse the indemnified party for the reasonable fees and expenses of any counsel retained by the indemnified party. The indemnity and defense provisions set forth herein shall indefinitely survive the termination of this Agreement.

3.	Non-Assignability. Section 13 of the Agreement is hereby amended by adding the following paragraph after the first paragraph:
The Agent may designate one or more direct or indirect subsidiaries of Mitsubishi UFJ Financial Group, Inc. to perform all or any portion of its obligations under the Agreement, so long as such designation would not reasonably be expected to adversely affect the quality of the services provided to the Trust. No such designation shall relieve the Agent of any of its obligations under the Agreement.

4.	Early Termination. Section 11 of the Agreement is hereby further amended by adding the paragraphs below as new paragraph (d):
Early Termination. Notwithstanding anything to the contrary set forth in the Existing Agreement, upon the occurrence of any of the following events and subject to the notice and cure periods (if applicable) set forth below, the Trust may terminate the Agreement at any time during the Initial Term or any renewal period with respect to a specific Investment Fund without penalty upon written notice to the Agent of:

i.
a determination by the Board, made in its sole discretion in good faith, after consultation with its independent legal counsel, that continuation of the Agreement as to the Investment Fund would be inconsistent with the fiduciary duties of such Board, provided that (i) prior to the effectiveness of such termination (which may be no earlier than sixty (60) days following delivery of written notice of termination by the Investment Fund) and (ii) commencing as promptly as practicable following the delivery of notice from the Investment Fund, the parties will use good faith efforts to negotiate steps to be taken, which may include amendments to the Agreement, to avoid such termination;

ii.	a material breach of the Agreement with respect to the Investment Fund, provided that the Agent shall have sixty (60) days from delivery of written notice of breach to cure such material breach;

iii.	the Agent, or its direct or indirect parent, filing for bankruptcy, insolvency, dissolution or liquidation;

iv.
a material violation of law or material regulatory non-compliance by the Agent or its affiliates, or disqualification of the Agent or its affiliates that, in each case, prevents the Agent from providing the services set forth under the Agreement to the Investment Fund; or

v.
a material diminution (other than as contractually agreed between the Trust and the Agent) in the quality of the services provided by the Agent to the Investment Fund relative to the quality of services provided by the Agent to the Investment Fund in the one (1) year prior to the Effective Time (except as may result from applicable regulatory requirements), provided that the Agent shall have sixty (60) days from delivery of written notice to cure such material diminution.

Any notices delivered by the Trust to the Agent pursuant to clauses (ii) or (v) of this Section 7 shall specify in reasonable detail the Trust’s grounds for termination with respect to any Investment Fund, as applicable, and the Trust (and Investment Fund, as applicable) shall respond promptly to any questions from the Agent regarding such notice and the grounds for termination included therein.

5.	Governing Law. This Amendment shall be governed by the provisions of Section 18 of the Existing Agreement, and such provisions are hereby incorporated into this Amendment, mutatis mutandis.

6.
Other. If the agreement pursuant to which MUTB has agreed to acquire RFS is terminated for any reason, this Amendment shall be null and void and of no force and effect and RFS shall promptly notify the Trust of such termination.

7.
Transition. Following delivery of notice of termination or non-renewal of the Agreement by either party after the Effective Time, RFS will promptly transfer to the new service provider designated by the Investment Fund (the “New Provider”) all relevant books, records, correspondence and other data established or maintained by RFS under the Agreement in a form reasonably acceptable to RFS, and for a reasonable period following such notice, which in no event shall exceed ninety (90) days following the effectiveness of such termination, (a) will otherwise reasonably cooperate in the transfer of its duties and responsibilities, including by providing assistance in the establishment of books, records and other data by the New Provider and (b) will take any other reasonably necessary actions which the Investment Fund or its designee may reasonably request to facilitate the Investment Fund’s transition to the New Provider.

[Signature page to follow]

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their respective duly authorized representatives as of the date and year first set forth above.

RYDEX FUND SERVICES, LLC
By: /s/ Nikolaos Bonos
Name: Nikolaos Bonos
Title: President and Chief Executive Officer
RYDEX ETF TRUST
By: /s/ Amy J. Lee
Name: Amy J. Lee
Title: Vice President and Secretary